Exhibit 21.1

Subsidiaries of Registrant

Name	Country/State of Incorporation	% of Voting Securities Owned
Visiplex Instruments Corporation	New York	100%

Dent-X International Inc.	New York	100%

QR Imaging USA, Inc.	New York	100%
QR Imaging srl	Italy	100%
QR srl	Italy	100%

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